SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

iPCS, INC.
(Name of Subject Company (Issuer))
IRELAND ACQUISITION CORPORATION
a wholly-owned subsidiary of
SPRINT NEXTEL CORPORATION
(Name of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44980Y305
(Cusip Number of Class of Securities)

Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Telephone: (913) 794-1496
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Michael J. Egan
Adam M. Freiman
King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
Telephone: (404) 572-4600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$437,782,224	$24,428.25

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of up to 18,240,926 shares of common stock, $0.01 par value per share, of iPCS, Inc. (“Shares”), at a purchase price of $24.00 per share. Such number of Shares represents the fully diluted number of Shares and consists of: (i) 16,539,190 Shares issued and outstanding; and (ii) 1,701,736 Shares subject to options outstanding under iPCS, Inc.’s stock plans. The calculation of the filing fee is based on capitalization information provided by iPCS, Inc. as of October 23, 2009, with respect to (i) above, and as of October 18, 2009, with respect to (ii) above.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010 equals 0.0000558 multiplied by the Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in the Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
EXHIBIT INDEX
SIGNATURES
EX-(a)(1)(A)
EX-(a)(1)(B)
EX-(a)(1)(C)
EX-(a)(1)(D)
EX-(a)(1)(E)
EX-(a)(1)(F)
EX-(a)(1)(G)
EX-(a)(1)(I)
EX-(d)(4)
EX-(d)(5)

     This Tender Offer Statement on Schedule TO relates to the offer by Ireland Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc., a Delaware corporation (the “Company”), for $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B).
     Sprint Nextel has entered into a Stockholders Agreement, dated as of October 18, 2009 (the “Stockholders Agreement”), with certain stockholders of the Company (the “Tendering Stockholders”), pursuant to which the Tendering Stockholders have agreed to tender an aggregate of 1,558,136 Shares owned by them pursuant to the Offer or, in certain circumstances, in any subsequent offering period. In addition, the Tendering Stockholders have agreed, among other things, to vote an aggregate of 1,508,229 Shares owned by them (other than those Shares tendered pursuant to the Offer or any subsequent offering period) in favor of the adoption of the Merger (as defined in the Offer to Purchase), if necessary. Additional information is contained in Section 11 (“The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement”) of the Offer to Purchase.
     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Merger Agreement, dated as of October 18, 2009, by and among Sprint Nextel, the Offeror and the Company (the “Merger Agreement”), the Stockholders Agreement, the Settlement Agreement and Mutual Release, dated as of October 18, 2009, by and among Sprint Nextel, WirelessCo, L.P., Sprint Spectrum L.P., SprintCom, Inc., Sprint Communications Company, L.P., Nextel Communications, Inc., PhillieCo L.P., APC PCS LLC, Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC, iPCS Wireless, Inc. and the Company (the “Settlement Agreement”), and the Agreement for Mutual Use and Non-Disclosure of Proprietary Information, dated September 25, 2009, between Sprint Nextel and the Company (the “Confidentiality Agreement”), copies of which are attached as Exhibits (d)(1) through (d)(4) hereto, are incorporated herein by reference.
Item 1.  Summary Term Sheet.
     The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.  Subject Company Information.
(a) Name and Address.

     The subject company and issuer of the securities subject to the Offer is iPCS, Inc., a Delaware corporation. Its principal executives office is located at 1901 North Roselle Road, Schaumburg, Illinois 60195, and its telephone number is (847) 885-2833.
(b) Securities.
     This Schedule TO relates to the Offer by the Offeror to purchase all of the issued and outstanding Shares for $24.00 per share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the Offer to Purchase in the section entitled “Introduction” is incorporated herein by reference.
(c) Trading Market and Price.
     The information set forth in the Offer to Purchase in the section entitled “6. Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.  Identity and Background of Filing Person.
(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.
     The information set forth in the Offer to Purchase in the sections entitled “8. Certain Information Concerning the Offeror and Sprint Nextel” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.  Terms of the Transaction.
(a) Material Terms.
     (1)(i) — (viii), (x), (xii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Introduction,” “1. Terms of the Offer; Expiration Date,” “2. Acceptance for Payment and Payment of Shares,” “3. Procedure for Accepting the Offer and Tendering Shares,” “4. Withdrawal Rights,” “5. Material U.S. Federal Income Tax Consequences,” “9. Financing of the Offer and the Merger,” “11. The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement,” “14. Effect of the Offer on the Market for the Shares, NASDAQ Listing and Exchange Act Registration” and “15. Conditions of the Offer” is incorporated herein by reference.
     (1)(ix), (xi) Not applicable.
     (2)(i) — (v), (vii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Introduction,” “1. Terms of the Offer; Expiration Date,” “5. Material U.S. Federal Income Tax Consequences,” “9. Financing of the Offer and the Merger,” “10. Background of the Offer; Contacts with the Company,” “11. The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement,” “12. Purpose of the Offer; the Merger; Plans for the Company” and “14. Effect of the Offer on the

Market for the Shares, NASDAQ Listing and Exchange Act Registration” is incorporated herein by reference.
     (2)(vi) Not applicable.
Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions.
     The information set forth in the Offer to Purchase in the sections entitled “8. Certain Information Concerning the Offeror and Sprint Nextel” and “10. Background of the Offer; Contacts with the Company” is incorporated herein by reference.
(b) Significant Corporate Events.
     The information set forth in the Offer to Purchase in the sections entitled “7. Certain Information Concerning the Company,” “8. Certain Information Concerning the Offeror and Sprint Nextel,” “10. Background of the Offer; Contacts with the Company,” “11. The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement” is incorporated herein by reference.
Item 6.  Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
     The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Introduction,” “10. Background of the Offer; Contacts with the Company” and “12. Purpose of the Offer; the Merger; Plans for the Company” is incorporated herein by reference.
(c) Plans.
     The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Introduction,” “6. Price Range of Shares; Dividends,” “8. Certain Information Concerning the Offeror and Sprint Nextel,” “11. The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement,” “12. Purpose of the Offer; the Merger; Plans for the Company,” “13. Dividends and Distributions” and “14. Effect of the Offer on the Market for the Shares, NASDAQ Listing and Exchange Act Registration” is incorporated herein by reference.
Item 7.  Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
     The information set forth in the Offer to Purchase in the section entitled “9. Financing of the Offer and the Merger” is incorporated herein by reference.
(b) Conditions.

     The information set forth in the Offer to Purchase in the section entitled “9. Financing of the Offer and the Merger” is incorporated herein by reference.
(d) Borrowed Funds.
     Not applicable.
Item 8.  Interest in the Securities of the Subject Company.
(a) Securities Ownership.
     The information set forth in the Offer to Purchase in the section entitled “8. Certain Information Concerning the Offeror and Sprint Nextel” is incorporated herein by reference.
(b) Securities Transactions.
     The information set forth in the Offer to Purchase in the section entitled “8. Certain Information Concerning the Offeror and Sprint Nextel” is incorporated herein by reference.
Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
     The information set forth in the Offer to Purchase in the sections entitled “Introduction” and “17. Fees and Expenses” is incorporated herein by reference.
Item 10.  Financial Statements.
(a) Financial Information.
     Not applicable.
(b) Pro Forma Information.
     Not applicable.
Item 11.  Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
     (1) The information set forth in the Offer to Purchase in the sections entitled “7. Certain Information Concerning the Company,” “10. Background of the Offer; Contacts with the Company” and “11. The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement” is incorporated herein by reference.
     (2) The information set forth in the Offer to Purchase in the sections entitled “11. The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement,” “15. Conditions of the Offer” and “16. Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference.

     (3) The information set forth in the Offer to Purchase in the sections entitled “11. The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement,” “15. Conditions of the Offer” and “16. Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference.
     (4) The information set forth in the Offer to Purchase in the sections entitled “14. Effect of the Offer on the Market for the Shares, NASDAQ Listing and Exchange Act Registration” is incorporated herein by reference.
     (5) The information set forth in the Offer to Purchase in the section entitled “10. Background of the Offer; Contacts with the Company” is incorporated herein by reference.
(b) Other Material Information.
     The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal is incorporated herein by reference.
Item 12.  Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 28, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

(a)(1)(G)	Summary Advertisement as published on October 28, 2009 in The Wall Street Journal.

(a)(1)(H)	Press Release jointly issued by Sprint Nextel Corporation and iPCS, Inc. on October 19, 2009 (filed as Exhibit 99.4 to Sprint Nextel Corporation’s Current Report on Form 8-K filed October 19, 2009 and incorporated herein by reference).

(a)(1)(I)	Press Release issued by Sprint Nextel on October 28, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of October 18, 2009, by and among Sprint Nextel Corporation, Ireland Acquisition Corporation and iPCS, Inc. (filed as Exhibit 99.1 to Sprint Nextel Corporation’s Current Report on Form 8-K filed October 19, 2009 and incorporated herein by reference).

(d)(2)	Stockholders Agreement, dated as of October 18, 2009, by and among Sprint Nextel Corporation and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Timothy M. Yager, Stebbins B. Chandor, Jr., Timothy G. Biltz and Mikal J. Thomsen (filed as Exhibit 99.2 to Sprint Nextel Corporation’s Current Report on Form 8-K filed October 19, 2009 and incorporated herein by reference).

(d)(3)	Settlement Agreement and Mutual Release, dated as of October 18, 2009, by and among Sprint Nextel Corporation, WirelessCo, L.P., Sprint Spectrum L.P., SprintCom, Inc., Sprint Communications Company, L.P., Nextel Communications, Inc., PhillieCo L.P., APC PCS LLC, Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC, iPCS Wireless, Inc. and iPCS, Inc. (filed as Exhibit 99.3 to Sprint Nextel Corporation’s Current Report on Form 8-K filed October 19, 2009 and incorporated herein by reference).

(d)(4)	Agreement for Mutual Use and Non-Disclosure of Proprietary Information, dated September 25, 2009, between Sprint Nextel Corporation and iPCS, Inc.

(d)(5)	Consent and Waiver, dated October 28, 2009, by and among Sprint Nextel Corporation, Ireland Acquisition Corporation and iPCS, Inc.

(g)	None.

(h)	None.
Item 13.  Information Required by Schedule 13E-3.
     Not applicable.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 28, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

(a)(1)(G)	Summary Advertisement as published on October 28, 2009 in The Wall Street Journal.

(a)(1)(H)	Press Release jointly issued by Sprint Nextel Corporation and iPCS, Inc. on October 19, 2009 (filed as Exhibit 99.4 to Sprint Nextel Corporation’s Current Report on Form 8-K filed October 19, 2009 and incorporated herein by reference).

(a)(1)(I)	Press Release issued by Sprint Nextel on October 28, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of October 18, 2009, by and among Sprint Nextel Corporation, Ireland Acquisition Corporation and iPCS, Inc. (filed as Exhibit 99.1 to Sprint Nextel Corporation’s Current Report on Form 8-K filed October 19, 2009 and incorporated herein by reference).

(d)(2)	Stockholders Agreement, dated as of October 18, 2009, by and among Sprint Nextel Corporation and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Timothy M. Yager, Stebbins B. Chandor, Jr., Timothy G. Biltz and Mikal J. Thomsen (filed as Exhibit 99.2 to Sprint Nextel Corporation’s Current Report on Form 8-K filed October 19, 2009 and incorporated herein by reference).

(d)(3)	Settlement Agreement and Mutual Release, dated as of October 18, 2009, by and among Sprint Nextel Corporation, WirelessCo, L.P., Sprint Spectrum L.P., SprintCom, Inc., Sprint Communications Company, L.P., Nextel Communications, Inc., PhillieCo L.P., APC PCS LLC, Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC, iPCS Wireless, Inc. and iPCS, Inc. (filed as Exhibit 99.3 to Sprint Nextel Corporation’s Current Report on Form 8-K filed October 19, 2009 and incorporated herein by reference).

(d)(4)	Agreement for Mutual Use and Non-Disclosure of Proprietary Information, dated September 25, 2009, between Sprint Nextel Corporation and iPCS, Inc.

(d)(5)	Consent and Waiver, dated October 28, 2009, by and among Sprint Nextel Corporation, Ireland Acquisition Corporation and iPCS, Inc.

(g)	None.

(h)	None.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPRINT NEXTEL CORPORATION

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	General Counsel
and Corporate Secretary

IRELAND ACQUISITION CORPORATION

By:	/s/ Charles R. Wunsch

Name:	Charles R. Wunsch
Title:	President
Date: October 28, 2009